UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 9, 2009 CIBT Education Group Inc. (“CIBT”) issued a press release disclosing that Mr. Shane Weir was elected by shareholders as a new director to CIBT’s board at its recent annual meeting. Mr. Weir has been admitted to the bar in Canada, Wales, England and Hong Kong. He established the law firm Weir & Associates in Hong Kong in 1985 with a business presence in Shanghai, China. Mr. Weir holds directorship in a number of publicly traded companies in Hong Kong, and is a principal of an investment advisory company in Hong Kong licensed by the Hong Kong Securities and Futures Commission.

A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	Press Release dated January 9, 2009 – CIBT Reports Election of New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 15, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer